MVC CAPITAL, INC.
287 Bowman Avenue
2nd Floor
Purchase, New York 10577

(914) 701-0310

January 24, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Attn: James O'Connor, Esq.

Re:	MVC Capital, Inc.
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
File No. 333-184803

Dear Mr. O'Connor:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on or about January 28, 2013 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Kramer Levin Naftalis & Frankel LLP, counsel to the undersigned, at (212) 715-9522, as soon as possible as to the time the Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective pursuant to this acceleration request.

MVC CAPITAL, INC.

By:	/s/ Peter Seidenberg
Peter Seidenberg
Chief Financial Officer